

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2016

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

> **Re:** **FedEx Corporation**
> **Form 8-K dated June 21, 2016**
> **Filed June 21, 2016**
> **File No. 001-15829**

Dear Mr. Graf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure